Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

This filing consists of an article in PEConnection, an internal publication for Peoples Energy Corporation employees, distributed beginning July 25, 2006.

Peoples Energy and WPS Resources Announce Proposed Combination

On Monday, July 10 Peoples Energy entered a new chapter in its storied history. The company announced its intention to combine with WPS Resources, a growing energy company currently based in Green Bay, Wisconsin.

The new company will be headquartered in Chicago. It will include four natural gas utilities, one electric utility and one integrated electric and natural gas utility based in Wisconsin, Illinois, Michigan and Minnesota.

Both companies bring complementary strengths to the table. Peoples Energy has a 150-year tradition of delivering safe and reliable service. WPS was named Fortune’s “Most Admired Company” in the energy industry and Forbes’ “Best Managed Utility Company in America” earlier this year.

The Fortune “most admired” honor includes high marks on eight areas of leadership, including: innovation, people management, financial soundness, quality of management, use of corporate assets, social responsibility, long-term investment and quality of products and services.

The announcement, which was unfortunately published in a media leak the prior week, was rolled out to employees through a comprehensive communications initiative. On Sunday evening, about 200 senior managers of the company were invited to hear the news directly from Tom Patrick at a meeting at company headquarters. There, they were provided details of the proposed combination and asked to do everything possible to meet on Monday with their employees to do the same. On Sunday evening, a pre-recorded message from Tom Patrick was sent to employee homes.

On Monday, through the combined efforts of IT and Corporate Communications, the intranet went live with important information about the combination and a special feature was added to PeoplesNet to allow employees to ask questions and get answers. Some of the early answers are included in this edition of PEConnection.

“The combined company will emphasize strong employee relations and will offer opportunities for employees across different industry segments in a broader service area,” said Patrick. “In addition, union agreements will be honored, and we are committed to working closely with its employees to grow the company for the future.”

Employees are encouraged to address their questions and concerns to their immediate supervisor. Managers have been provided a venue to get answers to your issues as quickly as possible. Of course, there may be specific information that is simply not available at this time in the transition process.

Fast Facts

The combined company, when approved, will consist of four natural gas utilities, one electric utility, and one integrated electric and natural gas utility in Wisconsin, Illinois, Michigan and Minnesota.

WPS Resources	Peoples Energy	Combined Company: Creating Value for all Stakeholders
Regulated Electric Customers: 476,782	Regulated Electric Customers: None	Regulated Electric Customers: 476,782
Regulated Natural Gas Customers: 668,540	Regulated Natural Gas Customers: 969,068	Regulated Natural Gas Customers: 1,637,608
Operates in: WI, MN, MI	Operates in: IL	WI, MN, MI & IL
Headquarters: Green Bay, WI	Headquarters: Chicago	Combined Holding Company Headquarters: Chicago
Chairman, President and CEO: Larry L. Weyers	Chairman, President and CEO: Thomas M. Patrick	President and CEO: Larry L. Weyers Non-executive Chairman of the Board: James R. Boris

Transition Team Structure

The following employees have been selected to participate as members of the merger integration team, which is being championed by Larry Weyers, WPS CEO. These teams will be meeting with their counterparts at WPS during the coming weeks and months to work on the integration of our two companies.

Transition Committee		Tom Nardi
Bill Morrow

Project Management Office	Director	Joe Phillips
	Accountant	Diana Cantway
	Administrator	Monica Marshall

Transaction Teams	Regulatory	Kathy Donofrio
	Shareholder services	Dave Waltz

Organizational Design	Organizational design	Kathy Donofrio
Desiree Rogers
	Name selection	Kim Kumiega
Ann DeBortoli

Integration Teams	Regulatory	Sam Fiorella
	Finance and accounting	Linda Kallas
	Shared services	Mike O’Connell
John Cadogan
Will Evans
Chris Gregor
Jim Robinson
	Operations	Tom Zack
Larry Szumski
Rick Taglienti
John Kleczenski
	Non-regulated	Ann DeBortoli
	Human resources	Marlene Young-Peel
	Public affairs	Adrienne Jones
	Asset management	Tim Hermann

Other	Communications and change management	Rod Sierra
	ITS	Mike O’Connell
	Human Resources	Kathy Donofrio

Answering Your Questions

Employee questions and answers are being posted to PeoplesNet as answers become available. We have selected a few to publish here.

Question: It has been reported that there is an expected cost savings of $72 million. What is that $72 million based on? It seems that the areas in cost savings (read cost cutting and employee reduction) might be clearer than we are being led to believe. Could you comment on this?

Response: It is estimated that there is an opportunity for about $72 million of savings from corporate overhead and redundancies across all of the companies of the newly formed corporation. This could include supply chains, fuel, corporate and administrative programs, IT integration, and overall staffing. There is another $8 million of estimated savings opportunities at the non-regulated businesses.

Question: Synergies of $80 million annually are expected over time and a one-time cost of $200 million is expected to obtain these synergies. Do any of these synergies come from an expected early out program like the 3 and 3 that was offered several years ago?

Response: At this time, the company has not made a decision regarding any special offers, such as “early out,” as part of the transition process.

Question: WPS outsources their customer care, billing, credit and collections to Alliance Data. What will prevent this from happening with the services our call center handles?

Response: It is important to remember that the WPS acquisition of Aquila’s natural gas utilities did not include the call center functions of those companies. For that reason, WPS needed to implement a call center in order to continue serving customers. It is premature to project what specific customer functions at Peoples would change as a result of the proposed merger.

Question: Can you tell us more about the transition team and the process that they will use to determine who stays and who goes?

Response: The transition committee team is just being formed and the process for review has not yet been formalized. The transition committee includes Tom Nardi and Bill Morrow from Peoples Energy and two representatives from WPS. (Please see page 3 of this edition for full Transition Team Structure.)

Question: When we are combined, will the new company still have a 401k plan and a pension plan? After the merger, will our pension plan change?

Response: First, it’s important to note that there are no immediate pay or benefits changes planned as a result of this transaction. Once approved, the agreement calls for comparable benefits for one year after the close of the transaction. After that time, the new company will make benefits decisions.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.